UNITED STATES

               SECURITIES AND EXCHANGE COMMISSION

                     Washington, D.C. 20549





                           FORM U-9C-3



              QUARTERLY REPORT PURSUANT TO RULE 58

          For the Quarterly Period Ended June 30, 1999





                       ENTERGY CORPORATION
                    (a Delaware corporation)
                        639 Loyola Avenue
                  New Orleans, Louisiana 70113
                    Telephone (504) 529-5262
_________________________________________________________________
  (Name of registered holding company and address of principal executive offices)

ITEM 1 - ORGANIZATION CHART

 Name of   Energy or                        Percentage
reporting     gas      Date of    State of  of voting
 company    related   organiza    organiza  securities  Nature of
            company     tion        tion    held        business


Entergy    Energy     May 17,     Delaware   a 100%     Energy
Power      related    1995                  owned       marketing and
Marketing  business                         subsidiary  brokering.
Corp.                                       of Entergy
(EPMC)                                      Corporation


Entergy    Energy     November 3, Delaware   a 100%     Holding
Holdings,  related    1997                  owned       company
Inc.       business                       subsidiary    investing in
(EHI)                                     of Entergy    miscellaneous
(f/k/a                                    Corporation   energy
Entergy                                                 related
Business                                                companies.
Solutions,
Inc.)

Entergy    Energy     January 28, Delaware   A 100%     Production,
Thermal,   related    1999                  owned       sale, and
LLC        business                       subsidiary    distribution
(Entergy                                  of EHI        of thermal
Thermal)                                                energy
                                                        products.

Entergy    Energy     January 28, Delaware   a 100%     Energy
Business   related    1999                  owned       management
Solutions, business                       subsidiary    services.
LLC (EBS)                                 of EHI
(EBS)

EPMC Activities

      During the quarterly period ended June 30, 1999, EPMC engaged in the business of brokering and marketing of energy commodities, including but not limited to electricity, natural or manufactured gas, and other combustible fuels. These services were provided to electric utilities, power marketers, electric and municipal cooperatives, and various other customers.

EHI Activities

      During the quarterly period ended June 30, 1999, EHI acted as a holding company engaged in investment in energy related companies consistent with Rule 58.

Entergy Thermal Activities

     During the quarterly period ended June 30, 1999, Entergy
Thermal was engaged in the process of designing and constructing a heating and cooling district system in New Orleans, Louisiana.

EBS Activities

     EBS is still in the formative stage of its business, and has generated immaterial revenue from energy management services as of the end of the quarterly period ended June 30, 1999.

ITEM 2 - ISSUANCES AND RENEWALS OF SECURITIES AND CAPITAL
CONTRIBUTIONS


Company    Type     Principal                    Person to  Collat-  Considera-
issuing     of      amount      Issue    Cost    whom       eral     tion
security  security  of          or       of      security   given    received
          issued    security    renewal  capital was        with     for each
                                                 issued     securit  security

  None     N/A     N/A          N/A      N/A     N/A        N/A       N/A

Company contributing   Company receiving      Amount of capital
      capital               capital             contribution

Entergy Corporation           EPMC               $15,000,000

        EHI             Entergy Thermal           $8,064,450

        EHI                   EBS                     $3,663


ITEM 3 - ASSOCIATE TRANSACTIONS

Part I - Transactions Performed by Reporting Companies on Behalf
                     of Associated Companies

Reporting Associate Types of  Direct   Indirect  Cost      Total
company   company   services  Costs    Cost       of       amount
rendering receiving rendered  charged  charged  capital    billed
services  services

  None     None      N/A      -0-       -0-      N/A       -0-


   Part II - Transactions Performed by Associated Companies on
                  Behalf of Reporting Companies


Associate  Reporting Types of   Direct   Indirect          Total
company    company   services   cost     Cost     Cost of  amount
rendering  receiving rendered   charged  charged  capital  billed



Entergy    EPMC      Professi  $5,044,912  $  -0-   N/A   $5,044,912*
Enterpri             onal
  ses,               services
Inc.(EEI)            and back
                     office
                     support.

  EEI      EHI       Same as   $   76,624  $  -0-   N/A      $76,624*
                     above

  EHI      Entergy   Same as
           Thermal   above        $23,335  $  -0-   N/A      $23,335

  EHI      EBS       Same as
                     above.     $ 511,318  $  -0-   N/A     $511,318

*Includes Entergy Services, Inc. costs of $708,713 and $32,854 for services rendered indirectly through EEI to EPMC and EHI, respectively.

ITEM 4 - SUMMARY OF AGGREGATE INVESTMENT

Investments in energy-related companies:
  Total consolidated capitalization as of     $15,377,849,000   Line 1
    June 30, 1999
  Total capitalization multiplied by 15%        2,306,677,350   Line 2
    (line 1 multiplied by 0.15)
  Greater of $50 million or line 2              2,306,677,350   Line 3

  Total current aggregate investment:
   Energy marketing and brokering (EPMC)          407,500,000
   Energy related technical and similar             7,818,790
     services (EHI)
					       --------------
      Total current aggregate investment*         415,318,790   Line 4
					       --------------

Difference between the greater of $50
million or 15% of capitalization and the
total aggregate investment of the              $1,891,358,560   Line 5
registered holding company system (line 3      ==============
less line 4)


*Excludes other investments of $2,500,000 included under Item 5 that are excluded from the calculation of "Aggregate Investment" under rule 58.

ITEM 5 - OTHER INVESTMENTS

 Major line of       Other            Other         Reason for
energy-related   investment in    investment in   difference in
   business       last U-9C-3      this U-9C-3        other
                    report           report         investment
Energy            $2,500,000*      $2,500,000*         N/A
marketing and
brokering
(EPMC)

- EPMC received an order from the Federal Energy Regulatory Commission on October 12, 1995 determining that EPMC was an exempt wholesale generator under Section 32 of the Act. On July 29, 1996, EPMC issued and sold 250 shares of common stock to Entergy Corporation for $2,500,000 pursuant to the financing exemption set forth in Section 32. EPMC withdrew its exempt wholesale generator status on March 24, 1997.

ITEM 6 - FINANCIAL STATEMENTS AND EXHIBITS

A.   Financial Statements

     Filed under confidential treatment pursuant to Rule 104(b).

B. Exhibits

     1. Certificate of filing of Form U-9C-3 for the 1st Quarter of 1999 with interested state commissions and municipal regulator.




                            SIGNATURE


      Pursuant to the requirements of the Public Utility  Holding
Company Act of 1935, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

                                 Entergy Corporation



                                 By:  /s/Nathan E. Langston
                                        Nathan E. Langston
                                     Vice President and Chief
                                        Accounting Officer


Dated:  August 27, 1999